September 23, 2005


John Fieldsend
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street N.W.
Washington, DC 20549

RE: Wallace Mountain Resources Corp.
    Registration Statement on Form SB-2
    File No. 333-126674

Dear Mr. Fieldsend:

This letter shall serve as the request of Wallace Mountain Resources Corp., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Tuesday, September 27, 2005, 12:00PM EST, or as soon as practicable thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We also make the following representations:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your kind cooperation and assistance in this matter.

Very truly yours,


/s/ Robert Gelfand
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Robert Gelfand, President